Exhibit 99.1

SIGMA LITHIUM SHIPS 30,000 TONNES OF BATTERY GRADE LITHIUM AND BY-PRODUCTS; ACHIEVES NET ZERO CARBON, OPERATING PROFITABILITY AND PREMIUM PRICING

NET ZERO

•	Sigma Lithium achieves operational net zero (carbon neutrality) for its first shipment of battery grade, high purity sustainable lithium by offsetting the remaining “hard to abate” carbon emitted during its production process, both at its Grota do Cirilo mine and at its Greentech Lithium Processing Plant (“Greentech Plant”)
o	Triple zero product: net zero carbon, zero tailings, and zero hazardous chemicals

•	The Company effectively lowered its carbon footprint with a series of pioneering initiatives, paving the way forward for the metals & mining sector, including:
o	Zero tailings: Eliminated all by-products through sales or upcycling to pave roads
o	Zero chemicals: Utilizes Dense Medium Separation (“DMS”) at the Greentech plant, which does not utilize hazardous chemicals
o	Water efficiency: Utilizes 100% sewage water for its plant, fully recirculated
o	Renewable energy: Utilizes 100% renewable energy for its Greentech Plant via “behind the meter” supply agreements
o	Biodiesel: Utilizes biodiesel fuel in some of its trucking fleet, with plans to increase up to 50% by 2025
o	Explosives / ANFO: Decreased explosives load, with computerized load simulation strategies

FIRST SHIPMENT

•	Sigma Lithium initiated its first shipment of 30,000 tonnes to be completed July 27:
o	15,000 tonnes of battery-grade, carbon neutral, zero chemicals and zero tailings sustainable lithium (“Triple Zero Green Lithium”) and
o	15,000 tonnes of high-purity, zero chemicals, approximately 1.3% lithium oxide hypofine by-products (“Triple Zero Green By-Products”)

•	Plans next shipment by the end of August 2023: Ramp-up of Phase 1 production continues to advance well, currently operating at approximately 75% of nameplate throughput capacity
o	Achieved maximum DMS recoveries of 60% and on track to reach design recovery of 65%

•	Obtained premium pricing calculated at the benchmark of 9% of lithium hydroxide price (average China, Japan, South Korea) for both Triple Zero Green Lithium and Triple Zero Green By-Products:
o	Triple Zero Green Lithium: FOB Vitoria Brazil – ~US$3,500 per tonne (adjusted one month post shipment)
o	Triple Zero Green By-Products: FOB Vitoria Brazil – ~US$350 per tonne (adjusted two months post shipment)
o	Sale of the Triple Zero Green By-Products is expected to cover the majority of operating cash costs, estimated in the Company’s Updated Technical Report to be approximately US$289/t FOB site gate

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LISTING ON B3 (BRAZIL STOCK EXCHANGE)

•	On July 24th, 2023, Sigma Lithium began trading its Brazilian Depositary Receipts (“BDR”s) on B3, the Brazilian Stock Exchange. This listing was an initiative of the B3 exchange itself, in an effort to make the stock more accessible to Brazilian retail and institutional investors
o	XP, Morgan Stanley and Credit Suisse will act as market makers for Sigma Lithium BDRs
o	The Company’s B3 ticker symbol is BVMF: S2GM34

RESULTS OF ANNUAL SHAREHOLDER MEETING (AGM)

•	Approved adjustments to the equity incentive plan of the Company (the “2023 Equity Incentive Plan”):
o	Removal of the automatic accelerated vesting of the restricted share units in the event of a change of control transaction
o	Substantially the same as the equity incentive plan last approved by the Company’s shareholders in 2022: remains as 18,120,878 shares

•	Elected the directors of the Company for the ensuing year, to hold office until the next annual meeting of shareholders:
o	Alex Rodrigues, Ana Cabral, Bechara Azar, Cesar Chicayban, Jose Lucas Mello, Marcelo Paiva were elected

VANCOUVER, CANADA – (July 26, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with environmentally sustainable and carbon neutral battery-grade lithium, announced that it has successfully achieved net zero carbon emissions with the successful execution of its first shipment of Triple Zero Green Lithium and Triple Zero Green By-Products.

Sigma Lithium has begun generating revenue from Phase 1 and expects to produce approximately 130,000 tonnes of Triple Zero Green Lithium in calendar year 2023 as it ramps up to full-scale Phase 1 production. The Company expects to reach Phase 2 & 3 full production capacity in 2024, positioning it as one of the world’s largest lithium producers.

Ramp-up of Phase 1 production continues to advance, currently operating at approximately 75% of nameplate throughput capacity. Importantly, Sigma Lithium has achieved maximum DMS recoveries of 60% and is tracking towards design recoveries of 65% while also achieving expected high-quality technical specifications and purity for the Company’s Triple Zero Green Lithium, even achieving recent production of up to 6.4% Li2O lithium concentrate.

Maiden Shipment of Triple Zero Green Lithium and By-Products

The maiden shipment consists of 15,000 tonnes of Triple Zero Green Lithium and 15,000 tonnes of Triple Zero Green By-Products produced from its Grota do Cirilo project in Brazil. This first shipment was produced at Sigma Lithium’s state-of-the-art Greentech Plant, the first lithium project in the world without a tailings dam. With 100% dry-stacked tailings and the absence of hazardous chemical products for processing lithium, the Company is preventing water and soil contamination and contributing to the preservation of rivers and forests in the region.

Further, due to the low carbon content of Sigma Lithium’s products, the Company’s carbon footprint after carbon abatement initiatives and implementation of environmentally sustainable production methods was offset with 59,000 tonnes of carbon credits purchased from Carbonext (which are verified through Verra Verified Carbon Standard) resulting in the Company reaching net zero this year.

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"We are thrilled with our partnership with Sigma Lithium." said Carbonext CEO, Janaína Dallan. "Ana Cabral is notoriously committed to the Company's environmental and socioeconomic agenda and we would like to congratulate Sigma for engaging in the fight against climate change with Carbonext. Projects like the ones Sigma is supporting protect more than 2 million hectares in the Amazon biome with support for constant local and satellite monitoring to ensure high integrity and quality of forest preservation projects and socio-environmental benefits to local communities."

As a result of these initiatives, Sigma Lithium is able to deliver the world’s first Triple Zero shipment of battery-grade lithium concentrate with zero hazardous chemicals, zero tailings and net zero carbon.

“We were founded with the mission to produce environmentally sustainable lithium with the lowest possible greenhouse gas emissions and the elimination of hazardous tailings dams,” said Ana Cabral, Sigma Lithium CEO and Co-Chairperson. “With the successful execution of our first shipment, we celebrate the accomplishment of our mission: we were able to reach our net zero target well in advance of our estimated timeframe, and ahead of the overall metals and mining sector. More importantly, as we reached our climate action goals, we are well on the way to lift the communities around us with initiatives such as microcredit and irrigation for subsistence farmers.”

“At Sigma Lithium, we believe that businesses have a critical role to play in combating climate change, particularly in the mass transition to electric vehicles. Our state-of-the-art Greentech Plant, which uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings, is a model of sustainability to fully support the electric vehicle industry in reducing its environmental footprint. By successfully achieving net zero carbon production, we have proven that our industry can effectively embrace sustainable practices and pave the way towards a greener future," she added.

Exhibit 1: Loading First Shipment of Triple Zero Green Lithium

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Exhibit 2: Loading First Shipment of Triple Zero Green Lithium

Premium Product with Premium Pricing

This shipment is the first installment of the previously announced Green By-Products Environmental Offtake agreement signed on May 3, 2023, with Yahua International Investment and Development Co., Ltd. (“Yahua”) for the sale of up to 300,000 tonnes of Green By-Products per year for up to three years. In addition, the Company concurrently entered into a spot sale agreement with Yahua for the sale of 15,000 tonnes of Triple Zero Green Lithium which is also included in the first shipment.

Due to the high-purity nature of its Triple Zero Green Lithium and By-Products, Sigma Lithium was able to achieve premium pricing, calculated using 9% of the average lithium hydroxide price for China, Japan and South Korea. The resulting prices for the maiden shipment, FOB Vitoria Brazil, are ~US$3,500/t of concentrate (adjusted one month post shipment) and ~US$350/t of by-product (adjusted two months post shipment).

Of note, the per tonne price of Triple Zero Green By-Products obtained by Sigma Lithium more than offsets the FOB site gate cash cost estimate of US$289 per tonne of Triple Zero Green Lithium estimated in the Company’s Updated Technical Report which was issued June 12, 2023. 100% of the Triple Zero Green By-Products are expected to be upcycled into battery grade lithium concentrate for use in electric vehicle battery production.

Increasing Liquidity via Brazilian Depository Receipts

On Monday July 24th, Sigma Lithium began trading BDRs on B3, the Brazilian Stock Exchange. A BDR is a security issued on the B3 that represents a share of a publicly-traded company incorporated and listed abroad. This listing was the initiative of the exchange itself, due to investment demand in the Company and in an effort to make the stock more accessible to Brazilian retail and institutional investors. Banco B3 (the exchange’s bank) will act as the depositary institution and has set the parity of the instrument to 3 BDRs for 1 share of Sigma Lithium listed on the Nasdaq exchange. XP, Morgan Stanley and Credit Suisse will act as market makers for the company's BDRs.

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Annual General Meeting Election of Directors

The following individuals were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed:

	Votes For		Votes Against
Name of Nominee	Shares	Percent	Shares	Percent
Ana Cristina Cabral(1)	43,227,062	95.2%	2,179,207	4.8%
Bechara S. Azar	90,748,850	97.8%	2,058,137	2.2%
Cesar Chicayban	90,723,119	97.8%	2,083,867	2.3%
Marcelo Paiva	81,137,542	87.4%	11,669,445	12.6%
Jose Ferreira de Melo	90,740,543	97.8%	2,066,445	2.2%
Alexandre Rodrigues	90,530,848	97.6%	2,276,140	2.5%

(1) A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior, which comprises a total of 47,400,718 Common Shares, abstained from the voting in respect of Ana Cabral and Calvyn Gardner.

Due to the results of the votes received at the meeting, Calvyn Gardner has not been re-elected as director. A10 Investimentos Fundo de Investimento de Ações – Investimentos No Exterior, which holds a total of 47,400,718 Common Shares, abstained from the voting in respect of two of its investors, Calvyn Gardner and Ana Cabral.

	Votes For		Votes Against
Name of Nominee	Shares	Percent	Shares	Percent
Calvyn Gardner	14,264,521	31.4%	31,141,749	68.8%

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

ABOUT CARBONEXT

Carbonext is the largest Brazilian generator of carbon credits from forest protection. The company currently develops Reducing Emissions, Deforestation and Forest Degradation (REDD+) projects in the states of Acre, Amazonas, Mato Grosso and Pará, and monitors 5.9 million hectares of native forest area. Each project is made up of one or more private lands that, after Carbonext's action, have a financial alternative that has been reversing the deforestation of areas for uses such as livestock or agriculture.

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The carbon credits generated by Carbonext and its partners are of high quality and integrity. They are certified by VERRA, an international body specializing in this type of service, and traded on the voluntary market. Around 70% of the amount raised from the sale of carbon credits stays in the forest, with the owners of the protected area and with the communities assisted by the socio-economic actions.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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